July 18, 2018

Adam Levin
Chief Executive Officer
Hightimes Holding Corp.
10990 Wilshire Blvd., Penthouse
Los Angeles, CA 90024

       Re: Hightimes Holding Corp.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 4
           Filed July 9, 2018
           File No. 024-10794

Dear Mr. Levin:

       We have reviewed your amendment and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, references to our prior comments are to comments in our letter dated July 5, 2018.

Post-qualification Amendment No. 4

General

1. We note your response to our prior comment 2. Please provide us with your analysis as to whether the post-qualification amendments filed on June 12, 15 and 26
(PQAs) were
      required to be filed Rule 252(f)(2)(ii) and whether, as of the date of each sale, the offering statement qualified as of March 12, 2018 was materially deficient. If one or more of the
      PQAs were required to be filed under Rule 252(f)(2)(ii) or if, as of the date of any sale, the offering statement qualified as of March 12, 2018 was materially deficient, please explain how the acceptance of these subscriptions is consistent with the limitations on sales in Rule 251(d)(2)(i)(A). To the extent you are relying on an exemption from
 Adam Levin
Hightimes Holding Corp.
July 18, 2018
Page 2
      registration for this sale, provide us your analysis. Refer to Rule 251(c) and, for guidance,
      Securities Act Sections Compliance and Disclosure Interpretation 139.28.
2. We note your response to comment 2. Please tell us what consideration you have given to promptly returning the $300,000 that you received in respect of subscriptions during the period prior to the qualification of your post-qualification amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julia Griffith at 202-551-3267 or Nolan McWilliams at 202-551-3217 with any questions you may have.


FirstName LastNameAdam Levin
                                                            Division of
Corporation Finance
Comapany NameHightimes Holding Corp.
                                                            Office of
Transportation and Leisure
July 18, 2018 Page 2
cc:       Steven Weiss
FirstName LastName